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Wicked BOLD

Vegan Foods Brand

3347 Long Prairie Road
Flower Mound, TX 75022
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Wicked BOLD previously received $85,200 of investment through Mainvest.
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THE PITCH
Wicked BOLD is seeking investment to scale operations.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
TRACTION & VALIDATION

Hey there! Here's an opportunity to literally put your name on a rapidly growing business! We recently won the confidence of Whole Foods buyers and earned our spot on their shelves in June 2022 and also just secured a partnership with Walmart.

Launched with 14 Whole Foods stores in Dallas
TikTok lives seeing 80,000+ live viewers per session
Launching with 100 Walmart stores in April 2023
WICKED BOLD STORY - FROM THE FOUNDERS
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Our Wicked BOLD Story

PRESS
Local company's vegan chocolates picked up by Whole Foods - Cross Timbers Gazette | Southern Denton County | Flower Mound | News

Wicked BOLD vegan chocolates are now being sold in all 14 North Texas Whole Foods stores, the local family-owned company's biggest partnership yet. Husband-and-wife entrepreneurs Deric and Brooklynn Cahill launched the vegan chocolate brand a few years ago and have grown the business since. They experienced a huge boom in business thanks to some viral [...]

Dallas Is Getting Its First Sober and Vegan Charcuterie Bar

The couple behind vegan chocolate brand Wicked BOLD Chocolates will expand into the first vegan bar in the Dallas area next month.

Flower Mound City Announcements

Wicked BOLD Coming Soon to Flower Mound

Wicked Bold Vegan Kitchen bringing mocktails, plant-based dining to Flower Mound

The owners' signature chocolates will also be sold at the restaurant.

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolate from areas where the worst forms of child labor and/or slavery are the most prevalent.

OUR OFFERINGS

We hand-craft "bean to bar" chocolate with premium cacao that we import directly from Belize and package it in resealable 2oz pouches to ensure long-term freshness and short-term snackiness.

We've deconstructed the BAR of chocolate
Resealable is IN!
Extremely competitive price point at $4.99
INTENDED USE OF FUNDS

We intend to use this capital to strengthen our core chocolate business and maximize our single brick & mortar location. In order to fuel the next stage of our CPG brand we must make strategic investments into our long-term strategy.

Lightly remodel our space to support the increase in chocolate production
Packaging investments for Wholesale distribution
Payroll capital
Additional production equipment
FOODIE FRIDAY FEATURE
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A popular VLOG channel featured us in their weekly episode

THE TEAM
Deric Cahill
Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill
Co-Founder

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

REDEFINING CHOCOLATE
FORECASTED MILESTONES

We believe in the full year 2022 we will grow our wholesale footprint from 40 to 150 stores representing a revenue run rate of over $300,000 per annum.

Launched with Whole Foods in June
Meetings with two major retailers in coming weeks
Growing audience on TikTok
Finalist in a CPG accelerator program

Updates
Investor Exclusive
JULY 1ST, 2022
Wicked BOLD - Q2 Investor Update

Good afternoon investors!

For Q2 of 2022 we saw a 16% revenue increase when compared to Q1 of 2022.

As we move into Q3, I've got some exciting updates to share:

Effective July 5th we will be expanding our brick & mortar hours back to 6 days a week from 8am-2pm which I believe will see a strong increase in our in-store revenues.

Our first 4 weeks with Whole Foods we saw 38 total orders from their 14 stores, or 2.71 orders per store with an average order of $71.

We executed 6 in-store live demos with Whole Foods and sold out of inventory on each occassion. Our strategy will be to continue live in-store demos for the foreseeable future to continue earning repeat customers and achieving a baseline for what it takes to achieve the level of velocity we're targeting.

Finally, in the coming weeks we will be announcing two very exciting new wholesale partnerships and launching a 3rd fundraise on the Mainvest platform.

Thank you all for your support and if you have any questions, please feel free to reach out to Deric@WickedBOLD.com

Investor Exclusive
JUNE 1ST, 2022
Whole Foods: Official

Investors - just sharing a quick update that we received our P.O. yesterday to begin distributing to the 14 Dallas Whole Foods stores.

We delivered to 4 stores today, will deliver to 5 more tomorrow and finish up by Friday morning.

We've also got our first 8 demo's booked beginning in mid-June to begin moving our product off the shelves.

Here we go!!

(If you have any questions/comments feel free to email me at Deric@WickedBOLD.com)

Investor Exclusive
MAY 10TH, 2022
Wicked BOLD Updates

Good afternoon BOLD Fam!

We are excited to share updates with our investor community about the trajectory & position of Wicked BOLD.

First, we're happy to announce that our facility is now a GMP & HACCP certified facility following our 91% passing score from our April 19th audit. This means that our placement within Whole Foods is now imminent and we are awaiting their Purchase Order any day now.

Our strategy to win in our 14 store pilot is two fold

First, we will be investing in paid IG ads to drive our local DFW community into Whole Foods to make their purchase

Second, we will be hosting demo's at each store at least 5 days per week. From our time hosting farmers markets we know that the sample to buy ratio is over 90% and we trust this will significantly help our velocity.

We are also very excited to share that our TikTok community has become a viable & consistent revenue stream where we are seeing 30-40 orders per week per week with a $0 ad spend. We are achieving this primarily through our use of going "Live" while we make & bag our chocolate with our lives averaging 75,000 viewers.

If you have any feedback or insights that would be helpful as we grow this business into a national brand, please feel free to reach out to me directly at Deric@WickedBOLD.com

Investor Exclusive
APRIL 8TH, 2022
Wicked BOLD Q1 Update

Good afternoon investors!

Q1 was an exciting period for our growing business and we continue to see month over month revenue growth.

Our restaurant store-front continue to serves as an innovative place for us to entice local customers to experience our food & be introduced to our chocolate.

Scaling back on our restaurant has enabled us to put more focus on our chocolate brand and we believe Q2 and Q3 are going to see incredible results from our Whole Foods relationship.

We are in the midst of finalizing our on-boarding with Whole Foods and on April 19th will host a 3rd party auditor to certify our operation is in compliance with HACCP Principles and the GMP (Good Manufacturing Process) This represents an incredible opportunity to double down on our wholesale outreach efforts as this is a golden seal to grocery. We are pacing to be on the Whole Foods shelves starting sometime in May.

As we continue our progress forward, there are three exciting elements coming up:

2022 Quest for Texas Best: We have submitted our application to be considered for this HEB award which not only comes with the relationship with their over 400 stores, but also a grand prize of $25,000.

We have re-applied for Shark Tank

We are in the process of determining a platform for our 3rd fundraise

While we have a lot of great stuff going on, we have a lot more to accomplish! Here's how you can get involved and stay connected.

If you haven't already, follow us on social:

@Wicked.BOLD on Instagram and LinkedIn.

Help us continue to build our online community by adding Investor at Wicked BOLD to your experience section on LinkedIn. (if applicable)

You each bring your own unique network and connections to the table. Can you recommend one person or company we should connect with?

FEBRUARY 10TH, 2022
Wicked BOLD: Final Countdown!

Good morning investors - this past week has been action packed as we begin finalizing some of our future state infrastructure & making progress on that key account... Whole Foods!

As of yesterday, I have made 3 key hiring decisions:

Social Media Manager: A local entrepreneur, Rachel, with a passion for copywriting reached out to us and we began conversations in late January. We're bringing her on to start with managing our Instagram channel with developing the copy for our posts. This is really a critical position for us to ensure we consistently deliver quality content that is entertaining & shareable.

Image/Video Asset partner: In July of 2021 a local videographer, Brian, teamed up with a real estate agency to film "Foodie Friday" in our restaurant. Brian has built an impressive resume and has a strong talent network in North Texas. He, and his team, will be capturing high quality image & video assets for us across multiple categories, like:

lifestyle

product

recipes/ingredient shots

Virtual Assistant: Finally, I partnered with a friend of mine who owns a Virtual Assistant academy and he connected me with Megan. Megan is new to the world of VA'ing and we're starting with a small engagement to help me:

Get booked on podcasts to discuss Wicked BOLD, our brand values & growth trajectory

Execute email campaigns to 5,000+ small grocery contacts to grow our footprint

And finally, this past week has been packed with on-boarding with Whole Foods. We've completed the 1st phase which consisted of sharing our costs & ordering methods and having our Commercial Insurance updated to include them as a certificate holder.

Our projected cut-in date is still a ways away, Sept/October, but I'm hopeful that if we can get our on-boarding completed there may be opportunities to enter the stores early. We will be sampling at each of the 14 stores on rotating weekends to ensure customers get the opportunity to try our new product. While we were doing farmers markets, our "sample" to "purchase" ratio was normally well over 90% so I am incredibly hopeful that with the Whole Foods audience we will find quick success.

As we're nearing our final 24 hours, I wanted to once again thank all of you who have been following along to our journey and a huge thank you to those of you that have entrusted us with your investment. Wicked BOLD has a bright future, and I can't wait to share in the future successes with you all.

Live Life to the BOLDest,

Deric

Deric@WickedBOLD.com

FEBRUARY 7TH, 2022
Wicked BOLD: Fundraise NOT Complete

Good morning investors - I am sorry for the back to back update but we were informed this morning that a very large investment that came through ($32,000) that helped us achieve our maximum fundraise target was cancelled. This investor had fraudulently invested in several businesses on this platform and all investments have now been cancelled.

It's a shame that someone would do this to small businesses and take momentum away from popular fundraises BUT we drink water, and drive on!

We have four days remaining to raise funds and every dollar counts!

Live Life to the BOLDest,

Deric

FEBRUARY 6TH, 2022
Wicked BOLD: Fundraise COMPLETE!

I am so incredibly thankful to all of you that invested with Wicked BOLD for our 2nd round on Mainvest. As of this morning, we achieved our full target with 5 days to spare and in a rare occurrence, I'm speechless.

Words cannot properly express the gratitude I have to this mainvest community for putting Wicked BOLD in a position to capitalize on our momentum. My wife and I have been meticulously building this company for over two years on a shoestring budget and an intense belief that we could build something truly extraordinary.

You have my unwavering commitment to maximize every dollar that's been raised & continue to push forward relentlessly on our mission to create an outstanding, and upstanding, organization.

I will continue sharing private investor updates, especially as we proceed with the onboarding with Whole Foods. I project that these funds, plus the added revenues they will help us generate, will support our capital needs for roughly 12 months.

Leading up to, and beyond, that time period there are a lot of assumptions in our ecommerce & retail channels that will require a manufacturing investment decision between two options:

Do we continue to invest in our in-house manufacturing capabilities?

Or, do we explore co-manufacturing and outsource the production of our chocolate?

Both have their advantages & disadvantages and will be a key focus for me as we move through the first half of 2022. I am meeting with other founders of food & bev companies that have made these decisions in the past and based on our needs, trajectory and their input, I will make the decision that will best serve the future successes of Wicked BOLD.

As always, if there are any questions or comments you can feel free to direct them to my email: Deric@WickedBOLD.com

Live Life to the BOLDest,

Brooklynn, Ophelia, Landon & Deric

FEBRUARY 2ND, 2022
Wicked BOLD: Final 9 Days

Good morning investors! It's been another incredible week as we've raised another almost $10,000 towards our goal.

This week we began interviewing for key positions on our team including a social media manager and a few marketing agencies.

I believe with the right marketing team, we can 7-10x our online sales within 6-8 months and in order to confidently make these investments, we need to raise at least $9,000 more before this fundraise expires.

Additionally, we just received a quote for our packaging that will reduce our total cost per finished bag of chocolate by 15% putting us in a strong position to leverage healthy profits to continue growing our business.

Thank you all for your continued support. We're looking forward to an incredible 2022!

JANUARY 26TH, 2022
Wicked BOLD: Whole Foods update

Good afternoon investors!

Normally I wouldn't send back to back updates but I am SO excited to share with everyone that we have been officially approved to launch in the 14 Dallas/Ft Worth Whole Foods stores beginning in Q3.

This is such a huge milestone for us and YEARS in the making.

Our point of contact within WF mentioned to us that he thinks we'll be his first "Home Run" and we're looking forward to bringing that to fruition.

Once again, thank you to all current investors - you're investment with us is going to help us tremendously as we prepare for this.

finally, we have 17 more days for this fundraise period and are about 45% to our max raise amount!

Live Life to the BOLDest,

Deric

Deric@wickedbold.com

JANUARY 25TH, 2022
What a BOLD week!

This has been an incredible week on mainvest. In just one week we've raised an additional $10,000 - bringing our current raise to $30,000 and passing our minimum target. Our next investment milestone will be directly tied to developing and deploying our digital strategy.

This Digital strategy is key to our long-term success and we are interviewing partners this week and next week. We are paying close attention to cost compared to deliverables and will keep in-house as much work as possible (I.E. I do it! Ha) to ensure any capital deployed is used as effectively as possible.

An ideal partner will help us deploy wicked hold across multiple channels such as re-building our Amazon presence and delivering a very specific buyer persona to dictate who we target online through ads & influencer campaigns.

Thank you so much to all of you have invested so far and to those still exploring, if there are any questions at all please don't hesitate to reach out to me direct at deric@wickedbold.com

Live Life to the BOLDest,

Deric

JANUARY 19TH, 2022
Wicked BOLD Investor Updates

Good afternoon current & future investors!

It's been a big week for us so far. A National vegan ice cream brand (Nadamoo) is going to begin working with us on a local level using our chocolate in their local ice cream shop in Austin, TX. I'm looking forward to a product collaboration in the future :) :)

Additionally, we connected with our Whole Foods partner yesterday and they were in the process of pitching our chocolate to the ultimate decision maker and relayed a high level of confidence to me - I wish I could say "We're in!!" But alas, that update is still to come!

Thank you so much to our new investors for helping us get to ALMOST $20,000 in the last week. You've got about 25 days left to take advantage of our 1.9x multiplier! 🥳

2022 is going to be massive for our company and you all are such a crucial ingredient to our success! Thank you!

JANUARY 11TH, 2022
Use of Funds - Minor Change

Investors, both current and future, I'm writing to announce a slight change in our use of funds.

We originally had budgeted $5,000 to wrap our vehicle for more marketing exposure, however, with the prospect of Whole Foods and a re-entry into the Dallas Farmers Market on the horizon we have made the decision to re-allocate that capital to raw material needed for production. We will be using $700 to acquire two more grinding machines, and the remaining $4,300 will be used to purchase 500 lbs of cacao, and stock up on cane sugar and our topping ingredients.

We have officially broken under $10,000 needed to hit our minimum raise goal and we are now about $9,500 away from goal with 30 days remaining in the raise.

If you've not yet invested, the entire minimum raise is being offered at a 1.9x repayment in exchange for your incredibly appreciated support for our growing business.

If you have any specific questions, please feel free to reach out directly at deric@wickedbold.com

Live Life to the BOLDest!

JANUARY 6TH, 2022
Happy 2022!

Thank you so much to our newest investors! We've raised an additional $4,000 since we've turned into 2022 and we're currently sitting at about 60% of our minimum goal.

We've recently discovered a fantastic social media niche by going live on TikTok as we bag our freshly made chocolate - we've gone live 4 times so far and each time have gathered 20,000+ live viewers which have converted into at least $100 in sales per session which I expect to continue growing as repeat viewers tune in.

Wicked BOLD Chocolate is going to break records in 2022 and you're support is critical. We will be re-launching our Amazon store in the next 30 days and expect chocolate production to increase to 100% capacity.

If you've not yet invested, please consider doing so this week and take advantage of the 1.9x multiple.

As usual, if there are any questions or comments feel free to email me directly at Deric@WickedBOLD.com

DECEMBER 29TH, 2021
Heavy reduction in overhead

Good afternoon and happy holidays investors!

we consistently evaluate the state of our business and that includes expenses.

A recent audit of our financial trajectory showed that we had a massive opportunity to maximize profits and reduce complexities within our business.

we made two key changes to our business operations to ensure long-term success.

1) we ended a relationship with an expensive food vendor - we were only seeing margins of 15-18% on the resale and the cash flow requirements became a burden.

2) we have reconfigured our operation to require only one full time employee, down from 4. We saw a massive opportunity to prepare many of our menu items before we open and it made a dedicated cook redundant.

With these two changes we expect to see profits rise by 30% or more as we head into the new year.

If you've been watching our raise, please consider taking advantage of the 1.9x multiplier!

Thank you all so much for believing in the incredible business we're growing and investing our hearts into making a success.

To 2022!

DECEMBER 20TH, 2021
Whole Foods

Good afternoon investors & potential investors

This morning, I met with the Whole Foods buyer for our SW region (Texas, Oklahoma, Louisiana & Arkansas) and he is making a recommendation that we be picked up to start with their 16 Dallas/Fort Worth locations!!

He loved our packaging, our taste & and our story and we're so incredibly excited to have the opportunity to introduce our chocolate to the Whole Foods community.

There are still some steps & approvals between now and the official green light, but we are feeling incredibly optimistic about the future and your investment with us will fuel this next phase of our growth.

Live Life to the BOLDest,

Deric

DECEMBER 16TH, 2021
Wicked BOLD: Round 2

Good morning investors!

It's amazing that 6 months have already passed since opening our doors. There's been a fair share of lessons learned but we're moving full steam ahead and have launched this raise to solve some of our biggest challenges.

As many of you know, over the course of construction and getting customer feedback we moved closer and closer to "restaurant" but the property we leased is kind of tucked away and hidden from main roads. We're planning to use a good chunk of this capital raise to increase visibility of our location through targeted advertising campaigns and a wrap on our vehicle to circumvent the extremely strict signage laws in our town.

We're also making meaningful progress on the chocolate CPG and leaning more into our chocolate roots by offering an assortment of truffles & holiday barks at the location.

We've also secured a meeting with a buyer from Whole Foods that could get us a foot in the door with several of their local locations.

An email to all investors will be forthcoming with a scheduled Zoom meeting to answer any & all questions related to the business, our trajectory & our forward looking ideas.

Live Life to the BOLDest,

Deric

NOVEMBER 1ST, 2021

We are at the beginning of our hockey stick

Good afternoon and happy November everyone!

We are still facing a gap to our funding goal but I am hopeful that we will get close to the target we need to hit to continue growing our exceptional brand. September to October month over month saw an 11% increase in top-line sales and a 6% decrease in expenses.

This continues to demonstrate that we are investing in the right areas and fine-tuning our approach to this business.

As we approach the final days & weeks of this campaign, I ask all of our prior & existing supporters to consider making their 1st investment with us or potentially increase the investment you've already made.

If you have any questions at all, please feel free to reach out to me directly at Deric@WickedBOLD.com

OCTOBER 11TH, 2021
Wicked BOLD Q3 Results

Good morning investors!

Our Q3 results were just published and our quarterly repayment has been initiated!

We continue to see strong leading indicators in our business with strong social reviews, repeat business & positive press. In just under 60 days being live with our rewards program we have earned nearly 500 signups and nearly 1,000 rewards transactions.

We did experience unforeseen headwinds that led to an underperformance of our Q3 outlook. In early September, we saw traffic significantly slow that we attribute to the back to school season and it appears that this is a phenomenon that effects the hospitality industry annually.

We are confident that Q4 will show a sharp quarterly recovery for our brand as we continue to provide exceptional experiences and innovative products & menu items.

We will publish Q4 outlooks within the next several days and thank you all for your continued support of our growing vegan movement!

Best,

Deric

OCTOBER 4TH, 2021
Investors have doubled down!

Thank you to our newest investors from this past week! We're now to almost $10,000 with about 7 weeks left to raise the amount we need to continue expanding our plant-based concept. We continue to operationalize processes, invest in our people & introduce additional revenue streams.

Please email Deric@WickedBOLD.com & Josh@WickedBOLD.com if you'd like to participate in our next investor Zoom call where you can ask questions directly to the founding team!

Live Life to the BOLDest,

Deric

SEPTEMBER 21ST, 2021
Thank you to our early investors (and 2nd round investors)

In just a couple of weeks we've already raised $5,200 to continue the expansion of this incredible concept in North Texas. We have continually found ways to reduce our OpEx spend through payroll & Food/Bev costs and are confident that we will continue to operate profitably moving forward.

Our reviews continue trending in a positive direction and our loyalty program has grown to over 350 individuals in just 45 days!

The founders have slowly hired themselves out of the day to day and the restaurant currently operates about 90% autonomously while maintaining our high service & food standards.

As a final reminder, your investment is being doubled for the first $35,000 raised!

Thank you all so much for the support and we'll be checking back in shortly with additional updates.

AUGUST 30TH, 2021
BREAKING NEWS: Wicked Bold 2 Fundraise Kicks-Off!

Wicked Bold Vegan Kitchen has been a huge success to date! We're working with a commercial real estate agent to identify a location for WB #2 and potentially #3 and are looking for a larger, 2nd gen, restaurant space in a higher traffic location. As promised, we're giving you a heads up to let you know our Mainvest raise will kickoff TODAY and you're the first to know! If you're interested, be sure to invest early to take advantage of the HUGE 2X multiple we're offering for the first slice (as well as our exciting perks)!

In the coming weeks, we'll be hosting two virtual Investor Offering Presentations and Q&A sessions - If you would like to attend, please email Josh@WickedBold.com to have your space reserved!

Financial Updates: August revenue is trending towards $17,500-$18,000. We reaffirm our previous estimates between $53,000 and $62,000 in Q3 with our single location and online chocolate sales. As a reminder, you'll be seeing repayments every quarter. We're excited about location number two and three as we aim to lease a larger location that can accommodate more tables, higher foot traffic and an expanded kitchen with more F&B options (long story short: higher revenue!)

Operational Updates: We've continued to optimize our menu by adjusting pricing, promotions, adding new categories like vegan bowls, and streamlined our scheduling for staff. Lastly, I wanted to share the fantastic reviews we've gotten since last update: 5.0 on Facebook, 4.5 on Yelp and 4.7 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

AUGUST 7TH, 2021
August Investor Update

Wicked Bold Investors,

We're happy to announce that the first repayment covering part of June was initiated last week and should be in your Mainvest account. While our first payment was due on 9/30/2021 per the offering memorandum, we experienced a fantastic June and and with the positive weeks that followed we decided to make our initial payment sooner than expected! With your support, we were able to open earlier, hire quicker and capitalize on some great weeks! From this point onwards, you'll be seeing repayments every quarter.

Financial Updates: June revenue, a partial month for the Wicked Bold Kitchen, was $16,102. We anticipate between $53,000 and $62,000 in Q3 with our single location and online chocolate sales.

Operational Updates: As the initial weeks progressed, we optimized our menu by adding new categories like vegan bowls, streamlined our scheduling for FOH staff and hired all positions for Wicked Bold Kitchen. We also are piloting a program with several coffee shops and lounges to sell pre-packaged bowls and meals that are dropped off at their location daily. We're bringing on a fractional CFO and marketing expert to help Wicked Bold continue our expansion and take our brand to the next level! Lastly, I wanted to share the fantastic reviews we've gotten so far: 5.0 on Facebook, 4.5 on Yelp and 4.6 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

Investor Perks: I've reached out to all of you to deliver your perks! If you haven't received an email and are expecting a perk, please reach out to me right away.

Wicked Bold 2?! Wicked Bold Vegan Kitchen has been a huge success to date! We're already working with a commercial real estate agent to identify a location for WB #2! We're looking for a larger space in a higher traffic location and will have more updates on WBVK2 very soon! While reviewing all of our financing options at this time, we're leaning towards another Mainvest raise and would love your support. If all goes to plan, we'll give you a heads up prior to launching so you'll be able to invest at preferred terms in the coming weeks!

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

JULY 11TH, 2021
Wicked BOLD Q2 Closing Update

Investors & those of you just following along - thank you so much for your continued support and I apologize for the delay in redeeming your investor perks. I have been working full-time to open the kitchen for our first 4 weeks and have finally hired 1 of 2 strategic kitchen hires to help me zoom out of the kitchen a bit and get back to the reigns of our business.

We had a phenomenal opening month and positive feedback continues to flow in. We've also taken several pieces of critical feedback to make our menu & its presentation improve rapidly week over week.

This has been an incredible experience so far and I thank each of you for giving us the opportunity to pursue this adventure.

As always, if you have any questions, please feel free to reach out to me directly at Deric@WickedBOLD.com

Investor Exclusive
JUNE 13TH, 2021
Wow, Wow, Wow!

We have been absolutely non-stop in the month of June and we're so thankful to all of you who chose to invest in our Wicked BOLD Concept.

I wanted to post a quick update to let you all know that I will be sorting through and issuing all of the perks to our investors in the next several days and also to give you an update of our first weekend.

We opted to have a 3 day "soft-opening" inviting our email subscribers to view our space for the first time and also accept any walk ins and we are absolutely blown away with the reception.

In all, we served over TWO HUNDRED guests in our first three days being open and the feedback has been AMAZING.

We are so excited to see how this community center grows & develops over the coming weeks.

From the absolute bottom of our hearts - thank you for believing in our concept and helping us bring this to life.

Sincerely,

the BOLD fam

JUNE 4TH, 2021
It's the final countdown!

Thank you to our new investors over the last 24 hours - we wanted to post one more update to share we have just 6 hours left in our fundraise!

If we can make it to $39,000 we would be able to on-board our inbound marketing agency!!

We now have two of our three final signatures needed to open our doors - today the health inspector gave us his blessing!

Our final signature will come on Tuesday of next week - we had to resolve a few minor things which will be completed by tomorrow!

Here's a quick behind the scenes view of the interior - this weekend is decor set up!

https://youtube.com/shorts/-FIdR4poXmw?feature=share

We also got super lucky to find an amazing staff of people to help us launch our new restaurant! Here's a quick shot of us doing a tech training!

Thanks to everyone once more - your support is amazing and will help us ensure this is a success!!!

JUNE 3RD, 2021
Target Exceeded!

Wow - to those of you have already invested, thank you so much. To those of you still considering making an investment with us - thank you for just being on the journey with us. There is about 24 hours left and every single dollar raised truly does help us immensely as we nurture & grow this business!

We have a small list of extremely manageable fixes after our final inspections today and can confidently say that June 11th will be the grand opening of our restaurant! So exciting!

Live Life to the BOLDest!

-Deric

JUNE 1ST, 2021
Nearly finished

You can see by the look on my sons face, Landon, he was STOKED to be up at our restaurant all weekend!

Yesterday we spent almost 13 hours painting our space and finishing the beautification of the bar. We've got a few strips of tile left to lay and she'll be ready to go!

Today, we will ship out 300 chocolate orders and the final 120 tomorrow!

A huge thank you to all of our new investors from over the weekend - we've closed our funding gap to just $1,800 with 3 days to go in our fundraise.

We've got our vendors in order, our health certificates & licensing in place We're hoping to have our certificate of occupancy in hand by Friday of this week to open our doors this weekend. What a way to celebrate the closing of our funding round! :)

If you've not yet invested, please consider making your investment today and if you have any questions, please reach out to me directly at Deric@WickedBOLD.com

Live Life to the BOLDest,

Deric

MAY 30TH, 2021
On Sundays, we work!

Hey ya'll - I hope everyone is having a relaxing Memorial Day weekend. Our relaxation will come soon enough, but for now we are hard at work getting this space set up for our final inspections.

We did take one grocery store trip today to our local Central Market to see our chocolate on display and it was so cool. We, of course, bought a bag before we left. I'll have to frame this receipt.

On today's agenda is paint, cleaning & table set up.

We've been getting about 10 calls per week asking if we're open yet and we're extremely anxious to get our doors open and serve our local community.

Also, we are just a few days away from our fundraise deadline and are still short about $4,000. If you've been watching from afar, please consider taking a few minutes to invest today - we will 100% hit our goal and my heart & mental emotions would love if that was before the actual last day! hah.

As always, if there are any specific questions please don't hesitate to reach out directly via email at Deric@WickedBOLD.com

Live Life to the BOLDest, and have a safe Memorial Day Weekend!

MAY 29TH, 2021
The final contract has left the building!

Updates, updates, updates!

Next week we should have all orders from our TikTok surge completed and sent out into the world! Overall, we added over 1,000 new customers to our fam and while we did have a few people reach out to cancel their orders due to the delay it was extremely counter-acted by messages of support & understanding as we scaled as a business to meet this demand in an incredible fashion.

To go from fulfilling 20 online orders per month to getting over 1,000 orders shipping out in ~30 days is something I am incredibly proud of and it's a testament to the team work and leadership on this small and growing team.

Yesterday we also completed the bar top at Wicked BOLD Vegan Kitchen. The image below is an application of a heat gun to remove bubbles popping up in the Epoxy!

Also, Our final contractor LEFT THE BUILDING yesterday! All major projects are complete and now we've just got to get in there and tidy up, finish some painting and get this baby ready for it's grand opening! Next Tuesday & Wednesday we expect our final signatures from the city to release our Certificate of Occupancy and begin serving our community!

Last, but not least, a tremendous thank you to all of our supporters to this point - we have 6 days left to raise $4,800 and I'm overwhelmingly confident that we will meet this goal and I welcome any messages if I can help answer any questions if you're looking to invest for your first time, or potentially exploring investing more with us.

Live Life to the BOLDest,

Deric

MAY 22ND, 2021
Wicked BOLD Updates!

Hello investors & future investors!

There is so much energy surrounding our growing brand and it's pretty amazing. Our TikTok account @BOLDFAM is at nearly 150,000 followers and we've been getting a steady stream of people that have ordered posting videos raving about our chocolate. (so cool)

This past week we also delivered to all 9 Central Market locations for their Taste of Texas event that features up and coming brands. We're confident that our product will do well and will lead to a long-term partnership with Central Market.

Additionally, we have been contacted & shortlisted in the H-E-B Quest for Texas Best event and should know in the next couple of weeks if we have been selected as one of 25 finalists out of 1,500+ entrants.

On the kitchen side of things, there has been massive progress this past week - We hired four people to our staff, our interior finish out is almost completed with just paint & trim left to be installed and we are anticipating this Thursday or Friday to seek final inspections from the city and are pacing for a June 5th grand opening.

Thank you so much to everyone who is following along to this journey - we are building something incredible and we're so thankful to have your support.

If you are an investor thinking about increasing your investment, or have just been watching to this point and would like to discuss anything 1:1 please feel free to contact me via email at Deric@WickedBOLD.com and I'd be happy to share any additional insights to help you make your decision.

Live Life to the BOLDest,

Deric

MAY 11TH, 2021
Sneak Peak (+ updates)

Yesterday we had our front "chill" room painted - this is the first view when you walk in the front door so we brought in a highly regarded local artist (Allie K) to get this done JUST right and it looks SO GOOD.

On the updates front, our plumbers resolved the grease trap issue and we were given the green light from the city today to start getting this ol' building put back together. Tomorrow the rebar is going in and by this time next week all of our floors will be finished. From there, it's the finishing touches & final approvals by the city!

We've still got about 30% of our minimum raise to go and I'm overwhelmingly confident that we'll make it + some.

Thank you to all of our new investors plus those of you who invested early on. This projects success will have a lot to do with your support!!!

MAY 4TH, 2021
What a Week

Hi everyone - it's been a wild week for the Wicked BOLD Fam that all started with returning a car to Enterprise.. if that sentence reminds you of a viral video.. then yes, that was me. If it doesnt, see the screen shot below and the TWENTY-ONE MILLION PEOPLE who have viewed the video on just Tik Tok.

This video went viral over the weekend and has resulted in over 800 orders of our chocolate. We need this dang kitchen open NOW!

For anyone investor watching from the distance, your support would be appreciate to help us close this round on time and for all of our investors already pledged, thank you so much for your support!

APRIL 27TH, 2021
It's go time!

We've officially crossed the 50% mark of our fundraise and we're also well underway with our plumbing job!

This leg of construction should be wrapped this week and then we move into finishing touches and preparation for grand opening!

Thank you to everyone who has invested with us so far - it's so appreciated!

APRIL 21ST, 2021
CUT! (Not a Hollywood reference)

Last night & today our concrete men were out cutting ungodly amounts of concrete in preparation for our plumbers to come in and get our new plumbing lines run.

It's amazing to see our dream & vision come to life and even more amazing to see that within just one week we've raised nearly 50% of our funding goal! Thank you to everyone that has invested so far!

We're so passionate about what we're bringing to our area and we'd be honored if you'd share our story with any friends or family that may be in a position to support.

Live Life to the BOLDest,

Deric

APRIL 19TH, 2021
Plumbing Begins!

Hello investors (and future investors!) Today our plumbers were out marking the concrete for our concrete cutter to come and prep for them. This is by far the biggest part of the construction work and we went with a very reputable local company to help us knock this out.

The plumbing is expected to be completed by early next week and then is on to finish work & grand opening!

This entire project has been funded through the owners (Deric & Brooklynn) to this point.

This mainvest raise will help the business maintain a healthy working capital account as we grow through our first 6 months open and ready for business.

Live Life to the BOLDest,

Deric

APRIL 15TH, 2021
Sign is being installed today!

We had a really good moment today of just celebrating a small milestone - we've been working so hard to turn this kitchen into a reality and to see the sign being hoisted today was a good opportunity to celebrate a small win!

Can't wait to open the doors!

APRIL 14TH, 2021
City Approved Permits & Business Update

After some unexpected delays at the city, our permits were approved yesterday and the final stages of work is set to begin next week!

Our furniture and appliances have been periodically shipping in and we're entering full-blown grand-opening planning mode.

On the chocolate side of the house, we received an official commitment to carry Wicked BOLD Chocolate in all 9 Central Market Stores in Texas. Central Market is the Whole Foods competition leg of H-E-B, a multi-billion dollar grocery chain.

Thank you to those of you who invested in our growing business on our 1st day being live. We're so excited to partner with you on this journey.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Packaging & Display Material $15,000
Raw materials $2,500
Manufacturing space expansion $10,000
Mainvest Compensation $3,000
Payroll for expanded team $19,500
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$289,000	$578,000	$1,011,500	$1,416,100	$1,840,930
Cost of Goods Sold	$115,600	$225,000	$400,000	$620,000	$850,000
Gross Profit	$173,400	$353,000	$611,500	$796,100	$990,930

EXPENSES

Rent	$21,996	$45,000	$45,000	$45,000	$45,000
Utilities	$4,680	$4,797	$4,916	$5,038	$5,163
Salaries	$120,000	$250,000	$380,000	$480,000	$600,000
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$500	$512	$524	$537	$550
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$21,624	$47,976	$176,228	$260,573	$335,143

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $190,000
Amount Invested $0
Investors 0
Investment Round Ends October 7th, 2022
Summary of Terms
Legal Business Name Wicked BOLD LLC
Minimum Investment Amount $100
Description of Securities

The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in Wicked Bold LLC. This Term Sheet is not intended to be a binding agreement between the potential investor and the Company. For a complete description, investors should review the Form C and CrowdSAFE.

Key Terms:

Company Valuation: $5,000,000
CrowdSAFEs Available in Offering: 190,000
Price Per CrowdSAFE: $1.00
Minimum investment amount: $100 (100 CrowdSAFEs)
Target Offering Amount: $50,000
Maximum Offering Amount: $190,000

The Company is offering to Investors an opportunity to purchase CrowdSAFEs in the Company. The minimum investment amount per Investor is $100.00 or 100 CrowdSAFE

None of the CrowdSAFE will be sold unless offers to purchase at least target offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are CrowdSAFEs of the Company are entitled to certain rights, privileges, and limitations including those described below. A complete description of these rights is contained in the Form C and attached appendices.

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events. The Securities do not entitle Investors to any dividends, or participate in any voting or management decisions of the company.

Upon each future equity financing described in the Form C, the Securities are convertible at the option of the Company, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Financial Condition
Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Wicked BOLD expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Investing in the Company is not like that at all. The ability of the investment in Wicked BOLD to generate the return you expect, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wicked BOLD competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wicked BOLD's core business or the inability to compete successfully against the with other competitors could negatively affect Wicked BOLD's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Wicked BOLD's management or vote on and/or influence any managerial decisions regarding Wicked BOLD. Furthermore, if the founders or other key personnel of Wicked BOLD were to leave Wicked BOLD or become unable to work, Wicked BOLD (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other

various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wicked BOLD and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wicked BOLD is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Wicked BOLD might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wicked BOLD is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT WICKED BOLD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wicked BOLD's financial performance or ability to continue to operate. In the event Wicked BOLD ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The securities will not be registered with the SEC or the securities regulator of any State. Hence, neither Wicked BOLD nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Wicked BOLD will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wicked BOLD is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Wicked BOLD will carry some insurance, Wicked BOLD may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wicked BOLD could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wicked BOLD's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Wicked BOLD's management will coincide: you both want Wicked BOLD to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wicked BOLD to act conservative, while Wicked BOLD might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while

managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wicked BOLD or management), which is responsible for monitoring Wicked BOLD's compliance with the law. Wicked BOLD will not be required to implement these and other investor protections.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Risks Related to the Securities

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

INVESTORS WILL NOT BECOME EQUITY HOLDERS UNTIL THE COMPANY DECIDES TO CONVERT THE SECURITIES INTO EQUITY

Investors will not become equity holders until the company decides to convert the securities into equity CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets. Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering ("IPO") or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

INVESTORS WILL NOT BE ENTITLED TO ANY INSPECTION OR INFORMATION RIGHTS OTHER THAN THOSE REQUIRED BY REGULATION CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

INVESTORS WILL BE UNABLE TO DECLARE THE SECURITY IN "DEFAULT" AND DEMAND REPAYMENT.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

THE COMPANY MAY NEVER ELECT TO CONVERT THE SECURITIES OR UNDERGO A LIQUIDITY EVENT

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

COMPANY EQUITY SECURITIES WILL BE SUBJECT TO DILUTION

The equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

EQUITY SECURITIES ISSUED UPON CONVERSION OF COMPANY SAFE SECURITIES MAY BE SUBSTANTIALLY DIFFERENT FROM OTHER EQUITY SECURITIES OFFERED OR ISSUED AT THE TIME OF CONVERSION.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

THERE IS NO PRESENT MARKET FOR THE SECURITIES AND WE HAVE ARBITRARILY SET THE PRICE.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

IN A DISSOLUTION OR BANKRUPTCY OF THE COMPANY, INVESTORS WILL NOT BE TREATED AS PRIORITY DEBT HOLDERS AND THEREFORE ARE UNLIKELY TO RECOVER ANY ASSETS IN THE EVENT OF A BANKRUPTCY OR DISSOLUTION EVENT.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the

holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THERE IS NO GUARANTEE OF RETURN ON YOUR INVESTMENT IN THIS OFFERING.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Brandon R. Austin, TX 2 months ago

Where's the due revenue report? Wasn't that supposed to be reported a while ago now?

Reply
Deric C. 2 months ago Wicked BOLD Entrepreneur

Hey Brandon - sorry for the mixup. We reported revenues already but were confused about the repayment - it says not due until July 2022 so I assumed the revenue report went out.. I just went in and clicked next and it looks like it's through now.

Reply
Erin M. Portland, OR 5 months ago

I was excited to invest today after seeing that you had reached maximum yesterday. Best of luck! You seem to have momentum on your side.

Deric C. 5 months ago Wicked BOLD Entrepreneur

Thanks so much Erin! We're well on our way, that's for sure!

Erin M. Portland, OR 5 months ago

I'm not able to view the 2021 P&L on the main page. Is it possible to post it in the data room with the other P&Ls?

Deric C. 5 months ago Wicked BOLD Entrepreneur

Hi Erin - If you scroll all the way down to the bottom of the "investment opportunity" there should be two pages there that you can enlarge. If that isn't working, shoot me an email at Deric@WickedBOLD.com and I'd be happy to send over. I don't have the functionality to edit the Data Room, that's why they aren't posted there.

Erin M. Portland, OR 5 months ago

Actually I am able to view it now. Not sure why it didn't show up before.

Christopher P. Seattle, WA 5 months ago

I'm doubling the amount we have invested in Wicked BOLD based on the regular and detailed updates you are sending. Keep it up; you have our support!

Deric C. 5 months ago Wicked BOLD Entrepreneur

Thanks so much Christopher!

Adam T. Lynn, MA 5 months ago

I'm making my second investment in Wicked BOLD because you seem to be very thoughtful about both the products and the finances of the business. I feel like you have the skill to grow the business the way you are planning to grow it.

Deric C. 5 months ago Wicked BOLD Entrepreneur

Adam - thanks so much for your continued support. It's great to see a fellow Lynn'er supporting our business!

BRIAN J. Brookline, MA 6 months ago

Happy to invest. Wishing you success in your venture.

Deric C. 6 months ago Wicked BOLD Entrepreneur

Thank you Brian!

Denise E. Phoenix, AZ 6 months ago

Previously invested in Wicked Bold & wish them every success moving forward!

Deric C. 6 months ago Wicked BOLD Entrepreneur

Thank you so much Denise!!

LON I. Cheshire, CT 6 months ago

congrats that was good money spent and good decisions

Avrom H. Sharon, MA 6 months ago

I am encouraged by the hard business decisions that you had to make so as a result decided to invest good luck.

Deric C. 6 months ago Wicked BOLD Entrepreneur

Hello Avrom - thank you for your note and your investment in our business. It was an incredibly difficult decision to make, but necessary to ensure our continued path to profitable growth.

LON I. Cheshire, CT 7 months ago

Deric-- I invested again , since I can see the financials you posted. so that is great what you are doing. The funds that would go to wrapping the car-- I would suggest to invest the money into something in the buisness that will generate a bigger value-- so for the $5k of car wrap, maybe try a sweeter choc line and packaging-- something that will give the buisness $100,000 of value. You also are going to need more capital if you get a whole foods order. Or spend the $5k travelling and getting more customers. The car wrap at this time will not generate the same value

Deric C. 7 months ago Wicked BOLD Entrepreneur

Thanks Lon - I do see the wrap producing a positive ROI with the added visibility to the location, however, if at the time of funding the Whole Foods order is processed we would likely divert those funds into supporting that relationship. Also, absolutely open to suggestions and ideas!

Thomas R. New Britain, CT 7 months ago

Since 2021 is almost over can you post at least an unaudited income statemet through November 2021 ? It would help quantify all the good things happening. Thank you.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Hey Thomas - absolutely. I'll get something updated today. Thanks for circling back with us since making the decision to end that late raise and put together a new one.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Thomas - I just edited the profile to include an updated P&L Statement that will give you insights into our business performance. It's located at the very bottom of the profile page.

Thomas R. New Britain, CT 7 months ago

Thank you Deric. I would suggest posting alongside other original financials since most people would be looking there.

Deric C. 7 months ago Wicked BOLD Entrepreneur

I'll have to email the mainvest team for that - I couldn't find a way to post any updates to the finances page.

Thomas R. New Britain, CT 8 months ago

Any chance of an raise extension?

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Deric C. 8 months ago Wicked BOLD Entrepreneur

Hi Thomas - we are evaluating a few options today and will hopefully be able to make an announcement later today or tomorrow on this. Thank you for your support!

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Shelli G. Leander, TX 8 months ago

I Love what you are doing with chocolate!

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Deric C. 8 months ago Wicked BOLD Entrepreneur

Thank you Shelli!!

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Cardesha C. Wakefield, MA 9 months ago

Great products!

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Deric C. 8 months ago Wicked BOLD Entrepreneur

Thank you so much Cardesha!

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Ricky E. Corinth, TX 9 months ago

Best of luck

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Deric C. 9 months ago Wicked BOLD Entrepreneur

Thank you so much Ricky! Good meeting you tonight

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Steven W. Flower Mound, TX 10 months ago

I invested because home town hero

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Deric C. 10 months ago Wicked BOLD Entrepreneur

Thanks so much Steven - you're our home town hero :)

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Emily B. Lewisville, TX 10 months ago

I invested because I believe North Texas can greatly benefit from the expansion of the community created by Wicked Bold. I look forward to what your team will accomplish!

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Deric C. 10 months ago Wicked BOLD Entrepreneur

Thank you so much for your support, Emily!

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James R. Yorktown Heights, NY 10 months ago

I love this concept. In your August 31 update, you mention "...estimates between $53,000 and $62,000 in Q3," but under the data room you are forecasting year 1 revenues of 1 million. Can you explain the anticipated leap from $240,000 to $1,000,000?

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Deric C. 10 months ago Wicked BOLD Entrepreneur

James - thank you so much for your comment and question. Q3 revenues are based on our existing single location whereas the data room is providing our projected annual revenues for locations 2 and 3 that will be covered by this fundraise. We've learned valuable lessons with location one pertaining specifically to real estate strategy and interior capacity requirements that we will scale to these two new locations. Did that answer your question?

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Denise E. Phoenix, AZ 10 months ago

I invested because, these folks are rocking their business & I invest in vegan companies!! Also their chocolate is delicious, just wished I lived closer to try fabulous vegan food!!!

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Deric C. 10 months ago Wicked BOLD Entrepreneur

Denise - thank you so much for your continued belief in what we're building. We'll have to hurry up and bring one of these to Phoenix just for you :)

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Kay T. Flower Mound, TX about 1 year ago

Can't wait for the opening! My daughter still wants to apply. Let me know if servers or hosts are needed!

Trong N. Coppell, TX about 1 year ago

To learn more I travel more

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Love it! Thank you sir

Steven G. Cape Coral, FL about 1 year ago

I invested because if you really believe and want to support a friend, you buy their product instead of asking for a discount

Deric C. about 1 year ago Wicked BOLD Entrepreneur

This means a lot Steve - thanks man.

Dipen S. Irving, TX about 1 year ago

We invested because we believe in Brooklynn and Deric and their amazing concept. Can't wait to visit!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Dipen - thank you so much! This means a ton to us. Can't wait to have y'all out.

Adriana A. Houston, TX about 1 year ago

Best of luck. Looking forward to the WBVK :)

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you so much Adriana!! We are also looking forward to the WBVK :)

Daniel C. Flower Mound, TX about 1 year ago

This is going to be a highly successful business, because of the strong purpose behind it led by the owners, Deric and Brooklynn. What started off as a chocolate company has the opportunity to become a larger brand with an umbrella of retail/food products in the North Texas market!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Much love sir!

Cathy H. Garland, TX about 1 year ago

I invested because I want to help small businesses thrive.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you so much Cathy - I know it's a drive from Garland but we hope to see you out when we open!

Cathy H. Garland, TX about 1 year ago

I work in Coppell and I have a coworker who is vegan due to a health issue. Thinking of her is what prompted me to invest. Congratulations and good luck on your continued success !

Donald P. Wichita Falls, TX about 1 year ago

When did it become rude to ask what is going on with an investment? Super glad you had an order surge. Why didn't you plan for an increase. Lack of planning kills start ups. Why I asked. Gonna need to be a big boy if you are going to make it

Deric C. about 1 year ago Wicked BOLD Entrepreneur

This is kind of exactly what I'm talking about Don. You're not reaching out to collaborate or be helpful. You're just passive aggressive with your comments. Your final sentence is an oxymoron, picking on someone by telling them to be a big boy. We're doing just fine Don and I'd entertain you with an explanation, but you haven't earned one. This will be my final response to you.

Donald P. Wichita Falls, TX about 1 year ago

I invested and ordered chocolate. After almost 3 weeks they can't deliver or provide a timeframe. When I inquired I was told I was rude, my order was canceled and I could cancel my investment. Of course, I cannot cancel. Another business destined to fail because they cannot fulfill their commitments

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Hi Don, long time no chat. This may come as a shocker to you but many of our investors are aware of the 1,000+ order surge and are well aware of the delay. Additionally, none of them have cold reached out to us asking if they've "wasted their money". I stand by the fact that you're rude. We're growing a thriving community of supporters and we'll do just fine and you commenting trying to tarnish a small business working their butts off to succeed is just another indicator that you're not welcome here. We believe in treating people like PEOPLE here.

Denise E. Phoenix, AZ about 1 year ago

Love chocolate but love vegan everything!!!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you so much Denise!!

Michael C. Dallas, TX about 1 year ago

I invested because I believe in a healthier way of life.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Michael - thank you so much for your support! Hope to see you out soon!

Sara R. Mesa, AZ about 1 year ago

I invested because I love what you're trying to do! Wish I lived in Texas to come try it out.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Sara - thank you so much for your support. It means so much to us! We hope you get to visit us one day :)

Mackenzie G. Hillsboro, MO about 1 year ago

Love Wicked BOLD chocolates. I am so excited for Wicked BOLD Kitchen to open. The mission and family behind the small business is amazing as well.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you so much Mackenzie!!!

Joseph S. Cape Coral, FL about 1 year ago

Vegan charcuterie is the future!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

It's a way of life

Derrick G. Lehigh Acres, FL about 1 year ago

It's Spelled "Derrick"

Deric C. about 1 year ago Wicked BOLD Entrepreneur

When Wicked BOLD becomes the #1 better for you brand we will create an employee holiday called "Derrick Day" in your honor.

Kay T. Flower Mound, TX about 1 year ago

Excited to be a part of this new venture in our town.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you so much Kay!!

Steven W. Flower Mound, TX about 1 year ago

Welcome to Flower Mound.

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you Steven! So excited to be opening soon

Abdel H. Dallas, TX about 1 year ago

Look forward to the chocolates!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thank you Abdel! Hope to see you come out to our new location - we're set to open now May 22!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Hi all current & future investors - since our balance sheet didn't reflect this I wanted to let you all know that the owners (Deric & Brooklynn) have invested $88,000 in cash so far into getting this new space open and ready for business. We will continue posting our updates of our construction progress, but we are making good progress now that the city has approved our permits.

Austin W. Gainesville, VA about 1 year ago

Go BOLD!!!

Deric C. about 1 year ago Wicked BOLD Entrepreneur

The only way!!! Thanks so much for the support.

William G. Maspeth, NY about 1 year ago

I invested because I believe in the brand Brooklynn Ophelia Landon & Deric are building with WickedBOLD. The new commercial kitchen combined with the retail space will enable WickedBOLD to attack both the high-margin DTC chocolate market while also building a beloved local brand. WickedBOLD is the next big consumer brand and the only thing is I wish I could snag some equity and not just debt! 😉

Deric C. about 1 year ago Wicked BOLD Entrepreneur

Thanks Will! We're all in on Wicked BOLD and your support is super helpful! Can't wait to open the doors and who knows, maybe one day in the future we'll open an equity round!

Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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